[redacted]

10026699

RECD S.E.C.
MAR 3 2010
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich	Switzerland	8022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg — 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Brunnhofweg 37	Berne	Switzerland	3001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/16

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 10th December 2009
BK no. 4957/rc
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT)

F. Killer, Notariatssekretärin mbA
mit Beglaubigungsbefugnis

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2009

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	Total	Share Capital	Accumulated Profit
	CHF	CHF	CHF
Beginning balance January 1, 2009	4'162'285	2'000'000	2'162'285
Net loss	-1'537'956	-	-1'537'956
Dividend paid to parent	-	-	-
Ending balance December 31, 2009	2'624'329	2'000'000	624'329

	Total	Share Capital	Accumulated Profit
	USD	USD	USD
Beginning balance January 1, 2009	3'910'636	1'879'081	2'031'555
Impact of exchanges rate movements on opening balances	115'759	55'623	60'136
Net loss	-1'487'745	-	-1'487'745
Dividend paid to parent	-	-	-
Ending balance December 31, 2009	2'538'650	1'934'704	603'946

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2009
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2009	2009
	CHF	USD
Cash flows from operating activities		
Net loss	-1'537'956	-1'487'745
Adjustments to reconcile net income to net cash provided by operating activities:		
Effect of exchange rate changes on cash		92'632
Changes in operating assets and liabilities:		
Increase in securities owned	-289'000	-279'565
Decrease in accrued earnings	51'097	49'429
Increase in accounts receivable	-26	-25
Increase in bank overdraft	1'976	1'912
Increase in accrued expenses	490'096	474'095
Decrease in accrued taxes	-26'655	-25'785
Net cash provided by operating activities	-1'310'469	-1'175'053
Cash flow from financing activities		
Dividend paid	-	-
Net cash used in financing activities	-	-
Net decrease in cash and cash equivalents	-1'310'469	-1'175'053
Cash and cash equivalents at beginning of year	3'330'754	3'129'379
Cash and cash equivalents at end of year	2'020'285	1'954'326
Additional cash flow information		
Cash paid during the year for:		
Income taxes	16'490	15'952

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States transacting primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and service agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The Holding renders various services including management support & controlling, corporate identity and project tasks.

Basis of presentation

The financial statements are presented in conformity with accounting principles generally accepted in the United States. The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the readers' convenience based on the exchange rate as of December 31, 2009 of CHF 1.03375 per USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at that rate.

Fair value of financial instruments

The Company's securities owned are carried at fair value. Management estimates that the fair value of financial instruments other than Securities owned recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Securities transactions

Securities owned which consist of one foreign bond, are recorded on a trade date basis and carried at fair value, with the resulting gains or losses reflected in trading income. The bond has an original maturity of seven years and expires at December 15, 2010. Commission income from customer transactions and related expenses are likewise recorded on a trade date basis.

Revenue recognition

Income from services is stated when the services are rendered. Interest income is accrued as earned.

Note 2 - Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The provision for taxes is summarized below:

	CHF	USD
Swiss taxes	3'667	3'547

Note 3 – Accumulated profit

The accumulated profit as of December 31, 2009 amounts to USD 603'946 (CHF 624'329).

Note 4 - Commitments

No material lease commitments to third parties exist at December 31, 2009. However, the Company has entered into service level agreements with the Bank and the Holding for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company was charged USD 4'877'053 (CHF 5'041'654) by affiliates for administrative services, providing transaction services, management support & controlling and rental charges. This amount includes Communication costs, Occupancy and equipment costs, Data processing costs and other expenses. Rental charges relate mainly to office premises and furnishings.

The Company earned USD 5'734'697 (CHF 5'928'243) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement.

Company cash accounts in the amount of USD 1'954'326 (CHF 2'020'285) are held at the Bank; interest is based on rates paid from the Bank to third-parties. This year's interest income from the Bank amounts to USD 0 (CHF 0).

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital (as defined) of USD 856'718 of which USD 725'690 was in excess of its required net capital (as defined) of USD 131'028.The Company's net capital ratio (as defined) was 2.29 to 1.

Note 7 - Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Net Capital	USD
Shareholder's equity	2'538'650
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	-967'351
Accrued earnings	-7'882
Accounts receivable	-109'940
Net capital before haircuts	1'453'477
Less: haircuts on securities positions	-596'759
Net capital	856'718
Computation of basic net capital requirement	
Aggregate indebtedness	
Bank overdraft	1'912
Accrued expenses	1'963'014
Liability for taxes	495
Total aggregate indebtedness	1'965'421
Minimum net capital required (greater of USD 100'000 or 6 2/3 % of aggregate indebtedness)	131'028
Excess net capital	725'690
Ratio of aggregate indebtedness to net capital	2.29 to 1

The Company has classified USD 1'085'173 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II FOCUS report as of December 31, 2009.

STATEMENT REGARDING RULE 15c3-3
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (ii) of that rule.

ERNST & YOUNG

Ernst & Young Ltd
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 18
www.ey.com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Berne, February 11, 2010

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Vontobel Securities Ltd (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Iqbal Khan	Philippe Wüst
Licensed audit expert	Licensed audit expert
(Auditor in charge)	

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Vontobel Securities Ltd, Zurich

Year ended December 31, 2009

With Report and Supplementary Report
of Independent Registered Public Accounting Firm

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young Ltd
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 18
www.ey.com/ch

To the Board of Directors and Stockholders of
Vontobel Securities Ltd, Zurich

Berne, February 11, 2010

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young Ltd

Iqbal Khan
Licensed audit expert
(Auditor in charge)

Philippe Wüst
Licensed audit expert

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Brunnhofweg 37 (Address) Berne (City) Switzerland (State) 3001 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 10th December 2009
BK no. 4957/rc
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT) * Kt. ZÜRICH *

NOTARIAT ZÜRICH (ALTSTADT)

F. Killer, Notariatssekretärin mbA
mit Beglaubigungsbefugnis

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2009

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2009	2009
	CHF	USD
ASSETS		
Cash and cash equivalents	2'020'285	1'954'326
Securities owned, at fair value	2'514'000	2'431'923
Accrued earnings	8'148	7'882
Accounts receivable	113'650	109'940
Total ASSETS	4'656'083	4'504'071
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Bank overdraft	1'976	1'912
Accrued expenses	2'029'266	1'963'014
Accrued taxes	512	495
Total LIABILITIES	2'031'754	1'965'421
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each		
issued	2'000'000	1'934'704
outstanding	-	-
authorised	-	-
Accumulated profit	624'329	603'946
TOTAL SHAREHOLDER'S EQUITY	2'624'329	2'538'650
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	4'656'083	4'504'071

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2009	2009
	CHF	USD
REVENUES		
Commissions	5'928'243	5'734'697
Interest income	67'346	65'147
Trading result, net	261'277	252'747
Total REVENUES	6'256'866	6'052'591
EXPENSES		
Employee compensation and benefits	2'589'617	2'505'071
Communications	277'957	268'882
Occupancy and equipment cost	171'138	165'550
Losses in error account and bad debts	148'393	143'548
Data processing costs	2'132'072	2'062'464
Other expenses	2'460'488	2'380'158
Total EXPENSES	7'779'665	7'525'673
Income before taxation	-1'522'799	-1'473'082
Income taxes	-15'158	-14'663
Net loss	-1'537'956	-1'487'745

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

as per 31 December 2009 of

Vontobel Securities Ltd, Zurich

ERNST & YOUNG

ERNST & YOUNG
Ernst & Young Ltd
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 18
www.ey.com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Berne, February 26, 2010

Report of Independent Accountants on Applying Agreed-Upon Procedures

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Vontobel Securities Ltd, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Vontobel Securities Ltd's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period beginning April 1, 2009 and ending December 31, 2009. Vontobel Securities Ltd's management is responsible for Vontobel Securities Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   We found the amounts compared to be in agreement.

2. Compared the amounts reported on the quarterly Focus Reports (2nd through 4th Quarter of the year 2009) with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009.

   We found the amounts compared to be in agreement.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   There were no adjustments reported.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   We found the arithmetical accuracy of the calculations to be correct.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We found the amounts compared to be in agreement.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period beginning April 1, 2009 and ending December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Iqbal Khan
Licensed audit expert
(Auditor in charge)

Philippe Wüst
Licensed audit expert